Schedule I

Information with Respect to the directors, executive officers and controlling persons of each Reporting Person. All addresses are c/o Ardagh Holdings S.A. 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Name	Title
Mark Porto	Director (Ardagh Holdings S.A.) Director (Ardagh Group S.A.)
Paul Copley	Director (Ardagh Holdings S.A.) Director (Ardagh Group S.A.)
Jean-Pierre Floris	Director (Ardagh Holdings S.A.) Director (Ardagh Group S.A.)
Damien O’Brien	Director (Ardagh Holdings S.A.) Director (Ardagh Group S.A.)
Herman Troskie	Director (Ardagh Holdings S.A.) Director (Ardagh Group S.A.)